Change in Ownership of the Largest Shareholder

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by National Pension Service, the largest shareholder of the Company.

As of September 29, 2017, National Pension Service held 9,861,563 shares (11.31%) of common shares of POSCO.